

April 12, 2011

Mr. Ashleigh Palmer
President and Chief Executive Officer
Unigene Laboratories, Inc.
81 Fulton Street
Boonton, NJ 07005

     Re: Unigene Laboratories, Inc.
              Form 10-K for the year ended December 31, 2009
              Filed March 16, 2010
              File No. 000-16005

Dear Mr. Palmer:

     We have completed our review of your Form 10-K and have no further comments at this time.

               Sincerely,

               Melissa Rocha
               Branch Chief